SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

This report on Form 6-K is incorporated by reference in the Registration
Statement on Form F-3 of Petróleo Brasileiro -- Petrobras (No. 333-163665).

MINUTES OF THE ORDINARY AND EXTRAORDINARY GENERAL MEETING

OF PETRÓLEO BRASILEIRO S.A. – PETROBRAS,

HELD ON 19th marCH, 2012

(Drawn up in the summary format, as determined by Law 6.404, article 130, first paragraph of December 15th, 1976)

PUBLICLY HELD CORPORATION

CNPJ 33.000.167/0001-01

NIRE 33300032061

I. DAY, TIME AND PLACE:

Meeting held on March 19th, at 3pm, at the registered office in the city of Rio de Janeiro, at Avenida República do Chile, no 65.

II. ATTENDANCE, QUORUM AND CALL NOTICE:

Attended the meeting holders of more than 91,5% of the common shares of the corporate capital, as the signatures at Shareholders' Attendance Book attest, all of them being duly called by means of notices published at Jornal do Commercio and Official Gazette on February 15th, 16th, and 17th, in compliance with articles 124 and 133 of the Brazilian Corporation Law. Attended the meeting Mr. Bernardo Moreira Peixoto Neto, agent for KPMG Auditores Independentes, and the Board Members Jorge Luiz Zelada and José Eduardo de Barros Dutra, in compliance with the provisions set forth in article 134 164 of Law nr. 6.404/76. Also attending, Marcus Pereira Aucélio, CFO, in compliance with the provisions set forth in the above-mentioned law.

III. BOARD:

          Chairman:                                                      Almir Guilherme Barbassa

          Federal Government Representative:        Maria Teresa Pereira Lima

          Secretary:                                                      Heloísa de Paula Batista Warken

IV. AGENDA:

Ordinary General Meeting

       I.    Report from the Board and Audit Statements together with Audit Committee opinion regarding the financial year closed on December 31st, 2011;

      II.   Capital Budget for 2012 Financial Year;

    III.    2011 Financial Year Results' Destination;

   IV.    Election of the Board Members;

     V.    Election of the Executive Officers;

   VI.    Election of the Audit Committee members and their substitutes; and

  VII.    Wages of the Executive Officers and of the CFOs.

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Extraordinary General Meeting

        I.      Company's share capital by means of a capital increase by incorporation  of reserves  in 2011, of BRL$ 12 million, in compliance with article 35, paragraph 1º, of Ordinance No. 2.091/07 of the Ministry of State and National (Brazilian) Integration, an increase in the share capital from BRL$ 205.380 million to BRL$205.392 million. Common and preferred shares did not change, according to article 40, III, of the Company's By-Laws and the subsequent change on the text of article 4 of the above-mentioned by-laws.

V.        RESOLUTIONS:

Agenda

The Minutes under the form of summary were approved by the shareholders in the meeting, following the provisions set forth in article 130 of Law No. 6.404, December 15th, 1976.

Ordinary General Meeting:

Item I:  The majority of the shareholders in the room approved the Board Report and Accounting Statements of 2011 and the Audit Committee Opinion and the one of independent auditors. Executive Officers didn't vote.

Item II:  The majority of the shareholders in the room approved the capital budget referring to 2012 financial year - Executive Officers didn't vote - of BRL$58,812,271,879.00 (fifty eight billion, eight hundred and twelve million, two hundred and seventy one, thousand, eight hundred and seventy nine Brazilian Real), according to Petrobras Board Proposal.

Item III: The majority of the shareholders in the room approved the proposal of Petrobras Board of Auditors - Executive Officers didn't vote - regarding 2011 net profit destination, as follows: BRL$33,100,699,379.17 (thirty three billion, one hundred million, six hundred and ninety nine thousand, three hundred and seventy nine, and seventeen cents Brazilian Real), for reserves, on a total of BRL$21.099.762.203,57 (twenty one billion, ninety nine million, seven hundred and sixty two thousand, two hundred and three and fifty seven cents of Brazilian Real) dividends distributed to the shareholders, as follows: BRL$12,000,937,175.60 (twelve billion, nine hundred and thirty seven thousand, one hundred and seventy five, and sixty cents of Brazilian Real), BRL$0,92 (ninety two cents) per share, applied to all shares, considering the shares dated the shareholding position day used for distribution, plus interest over equity of BRL$0,80 (eighty cents of Brazilian Real) minus IRS, except for exempt and  immune shareholders.

Net profit shall be addressed as follows:

•         Legal Reserve: BRL$1.655.034.968,96

•         Statutory Reserve: BRL$1.026.898.644,90

•         Tax Incentive Reserve: BRL$81.077.164,53

•         Retention of Profits: BRL$18.336.751.425,18

•         Dividends: BRL$12.000.937.175,60

Dividend was distributed as follows:

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•        BRL$2,608,899,386.00 (two billion, six hundred and eight million, eight hundred and ninety nine thousand, three hundred and eighty six Brazilian Real), available on the 05.31.2011, equivalent to BRL$0.20 (twenty cents of Brazilian Real) per share, referring to interest over equity based on shareholding position on 05.11.2011, approved by the board on 04.29.2011.

•        BRL$2,608,899,386.00 two billion, six hundred and eight million, eight hundred and ninety nine thousand, three hundred and eighty six Brazilian Real), available on the 31.08.2011, equivalent to BRL$0,20 (twenty cents of Brazilian Real) per share, referring to interest over equity based on shareholding position on 02.08.2011, approved by the board on 22.07.2011.

•        BRL$2,608,899,386.00 (two billion, six hundred and eight million, eight hundred and ninety nine thousand, three hundred and eighty six Brazilian Real), available on the 11.31.2011, equivalent to BRL$0.20 (twenty cents of Brazilian Real) per share, referring to interest over equity based on shareholding position on 11.11.2011, approved by the board on 10.28.2011.

•        BRL$4,174,239,017.60 (four billion, one hundred and seventy four million, two hundred and thirty nine thousand, seventeen, and sixty cents of Brazilian Real), equivalent to BRL$0.20 (twenty cents of Brazilian Real) per share, referring to interest over equity based on shareholding position on 01.02.2012, approved by the board on 12.22.2011, and BRL$0.12 (twelve cents of Brazilian Real) per dividends share, based on shareholding position on the date of this Ordinary General Meeting, to be paid up to sixty days after this date, and which amounts shall be updated, from December 31, 2011 until the payment start date, according to Selic variation.

Anticipated distribution of interests on net equity in 2011 shall be discounted from the dividends proposed for the financial year herein, corrected by Selic rate from the payment date until the 31.12.2011.

Net profit portion assigned to profits retention reserve aims at responding to resources needs foreseen in the annual investment program, on the capital budget of the Company for 2012 financial year.

Additionally, it was also approved the proposal of maintaining as net property in profit retention reserve the amount of BRL$10,859,251.69 (ten million, eight hundred and fifty nine thousand, two hundred and fifty one and sixty nine cents of Brazilian Real) from the remaining  balance of  retained earnings.

Regarding Profit  Sharing Plans payment, Petrobras shall strictly comply with the terms and conditions of Corporate Targets Program approved for the Company by the Department of Coordination and Governance of Public Companies – DEST.

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Item IV:  Election of members of the Board of Directors, Union's vote, for a one (1) year management term, as follows: Guido Mantega, Brazilian, Birth Place: Genova, Italy; Married; economist; domiciled at  Ministério da Fazenda - Esplanada dos Ministérios - Bloco P - 5º andar - Brasília (DF), CEP 70048-900, ID No. 4135647-0, issued by São Paulo State Public Security Department - SSP/SP; TIF: 676.840.768-68, representing the Management, Budget, and Planning Ministry; Maria das Graças Silva Foster, Brazilian, born in Caratinga (MG), Brazil, married, chemical Engineer; domiciled at  Av. República do Chile, nº 65, 23º andar - Rio de Janeiro (RJ), CEP 20031-912, ID No. 02918764-8, issued by Félix Pacheco Institute – IFP/RJ; TIF: 694.772.727-87; and Miriam Aparecida Belchior, Brazilian, born in Santo Andre, (SP), Brazil, divorced, engineer; Address Esplanada dos Ministérios, bloco “K”, 7º andar, Brasília (DF), CEP 70040-906, ID No. 7.603.279-6, issued by São Paulo State Public Security Department– SSP/SP; TIF: 056.024.938-16; Francisco Roberto de Albuquerque, Brazilian, born in São Paulo (SP), Brazil, married, Army general retired; domiciled at Av. República do Chile, nº 65, 23º andar - Rio de Janeiro (RJ), CEP 20031-912, ID No. 022954940-7, issued by Army Department; TIF: 351.786.808-63; Luciano Galvão Coutinho, Brazilian, born in Recife (PE), Brazil, divorced, economist; Domiciled at  Av. República do Chile nº 100, 19º andar, Rio de Janeiro (RJ), CEP 20031-917, ID No. 8925795, issued by São Paulo State Public Security Department- SSP/SP; TIF: nº 636.831.808-20; Márcio Pereira Zimmermann, Brazilian, born in Blumenau (SC), Brazil, married, engineer, Domiciled at  Esplanada dos Ministérios – Bloco U – room 705 - Brasília (DF), CEP 70065-900, ID No. 7020113853, issued by Rio Grande do Sul  State Public Security Department – SSP/RS; TIF: 262.465.030-04; and Sergio Franklin Quintella, Brazilian, born in Rio de Janeiro (RJ), Brazil, married, civil engineer, domiciled at  Praia de Botafogo nº 190 - 12º andar – Botafogo - Rio de Janeiro (RJ), CEP 22250-900, ID No. 81110251-4, issued by CREA/RJ; TIF: 003.212.497-04.

According to the Brazilian Company Act, article 239, Union's representative abstention, a minor shareholders majority elected their representative in the Board of directors, separate vote, for a one (1) year management term, as follows: Josué Christiano Gomes da Silva, Brazilian, born in Ubá (MG), Brazil, married, civil engineer, domiciled at  Av. Paulista, nº 1754 – 2º Sobreloja – district of Cerqueira César, São Paulo (SP), CEP 01310-920, ID No. MG-1.246.178, issued by Public Security Department of Minas Gerais; TIF: 493.795.776-72.

According to the Company By-laws, article 19, Union's representative abstention , representing the shareholders holding preferred shares at the Board, separate vote, for a one (1) year management term, as follows: Jorge Gerdau Johannpeter, Brazilian, Birth Place: Rio de Janeiro (RJ), Brazil, married, lawyer, domiciled at  Av. Farrapos, nº 1.811, district of  Floresta, Porto Alegre (RS), CEP 90220-005, ID No. 1001969201, issued by Rio Grande do Sul  State Public Security Department- SSP/RS; TIF: 000.924.790-49.

According to the Law 12.353, of 2010, c/c Ordinance MP nº 26, of 2011, of Ministry of Planning, Budget and Management, and article 19, IV of the Company's By-laws, on the terms of the Union vote, amongst active workers of Petróleo Brasileiro S.A. - Petrobras, direct vote of pairs, on an Election organized by the Company, together with unions, was elected, as follows: Silvio Sinedino Pinheiro, Brazilian, born in Petrópolis (RJ), married, system analyst, domiciled at  Av. República do Chile, nº 330, 12º andar - Rio de Janeiro (RJ), CEP 20031-170, ID No. 3454942, issued by Félix Pacheco Institute – IFP/RJ; TIF: 198.557.027-00, for a one (1) year management term.

In compliance with the provisions set forth in article 3, caput  and paragraph 2, of Instruction No. 367, of May 29, 2002, Securities Commission - CVM, information on the company were provided at the Ordinary General Meeting.

The ones chosen to integrate the Company's board presented a statement - in compliance with article 35, II, of Law No. 8.934/1994 - certifying that they were not convicted of a crime which penalty would stop their access to market activity.

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Item V: The director Guido Mantega was appointed by the elected directors and elected by the majority of shareholders as the Chairman of the Board.

Item VI: The majority of the shareholders elected, in accordance with the vote of the Union representative as member of the Company's Audit Committee, for a one (1) year term Mr. Paulo José dos Reis Souza, Brazilian, born in Belo Horizonte (MG), Brazil, married, business manager domiciled at Avenida República Chile nº 65, room 901-A, Rio de Janeiro, RJ, CEP 20031-912, ID No. MG-2.536.569, issued by Public Security Department of  Minas Gerais - SSP/MG; TIF: 494.424.306-53, being replaced by Marcus Pereira Aucélio, Brazilian, born in Brasília (DF), Brazil, married, engineer, domiciled at  Avenida República Chile nº 65, room 901-A, Rio de Janeiro, RJ, TIF: 20031-912, ID No. 814379, issued by Public Security Department of  Distrito Federal - SSP/DF; TIF: 393.486.601-87; both representing the National Treasury. Also elected for a one (1) year term César Acosta Rech, Brazilian, economist, registered in Regional Council of Economy, 4th region, under # 5259-0, born in Porto Alegre (RS), single, domiciled at  Avenida República Chile nº 65, room 901-A, Rio de Janeiro, RJ, CEP 20031-912, ID No. 2968144, issued by Public Security Department of   Distrito Federal - SSP/DF; TIF: 579.471.710-68, being replaced by Edison Freitas de Oliveira, Brazilian, Executive Officer, Birth place: Cataguases (MG), Brazil, married, domiciled at  Avenida República Chile nº 65, room 901-A, Rio de Janeiro, RJ, CEP 20031-912, ID No. 3467551, issued by São Paulo State Public Security Department- SSP/SP; TIF: 003.143.238-72; Marisete Fátima Dadald Pereira, Brazilian, born in Crissiúmal (RS), Brazil, married, accountant, domiciled at  Avenida República Chile nº 65, room 901-A, Rio de Janeiro, RJ, CEP 20031-912, registered at Account Regional Council of Santa Catarina - CRC/SC sounder number: 15.132; TIF: 409.905.160-91, being replaced by Ricardo de Paula Monteiro, Brazilian, Birth place: Juiz de Fora (MG), Brazil, married, economist; domiciled at  Avenida República Chile nº 65, room 901-A, Rio de Janeiro, RJ, CEP 20031-912, ID No. RG M/1777978, issued by Public Security Department of Minas Gerais; TIF: 117.579.576-34.

According to the Brazilian Company Act, article 240, Union's representative abstention, the majority elected for the Audit Committee, for a one (1) year management term, separate vote of minority shareholders, Nelson Rocha Augusto, Brazilian, Birth place: Ribeirão Preto (SP), Brazil, married, economist; registered in Regional Council of Economy, 4th region, under # 230987; domiciled at  Avenida República Chile nº 65, room 901-A, Rio de Janeiro, RJ, CEP 20031-912, ID No. 9349249, issued by São Paulo State Public Security Department- SSP/SP; TIF: 083.085.058-99, being replaced by Maria Auxiliadora Alves da Silva, Brazilian, Birth place: Lajedo (PE), Brazil, married, economist; domiciled at  Avenida República Chile nº 65, room 901-A, Rio de Janeiro, RJ, CEP 20031-912, professional ID No. 17622-2, issued by the Brazilian Council of economy CORECON/SP; TIF: 874.013.208-00.

According to the Brazilian Company Act, article 240, Union's representative abstention, the majority elected for the Audit Committee, for a one (1) year management term, separate vote of minority shareholders, separate vote of shareholders holding preferred shares, for a one (1) year management term, as follows Maria Lúcia de Oliveira Falcón, Brazilian, Birth place: Salvador (BA), Brazil, divorced, agronomy engineer, Registered at Engineer, Architecture and Agronomy Council of State of Bahia - CREA/BA under No. 14560‑D, domiciled at  Avenida República Chile nº 65, room 901-A, Rio de Janeiro, RJ, CEP 20031-912, ID No. 1298113, issued by Public Security Department of  Sergipe; TIF: 187.763.105-15, being replaced by: Celso Barreto Neto, Brazilian, Birth place: Rio de Janeiro (RJ), married lawyer, domiciled at  Avenida República Chile nº 65, room 901-A, Rio de Janeiro, RJ, CEP 20031-912, Professional ID No. 71427, issued by the Brazilian Bar - OAB/RJ; TIF: 667.332.867-34.

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Item VII: The majority of the shareholders voted, in accordance with the vote of the Union representative, with board members abstention, and approved the global wages to be paid to Petrobras Board members in up to BRL$14,504,250.00 (fourteen million, five hundred and four million, two hundred and fifty five Brazilian Real), from April 2012 through March 2013, including monthly fees, Christmas bonus, vacation, performance bonus, Profit Sharing, housing allowance, as provided for in decree 3.255, of November 19, 1999, private retirement  and deferred budget, being strictly forbidden to transfer to wages the benefits to be attributed to the company's employers,  following the Collective Bargaining Agreement - ACT on its base-date of 2012.

It was also approved the delegation of powers to the Board of Directors to individually distribute the amounts corresponding to the payment of wages to the executive officers, considering the total amount and deducting the portion addressed to the Board of Directors in accordance with the provisions set forth by the DEST.

It was also determined the monthly wages of the members of the Board and of the Audit Committee members in a tenth of the monthly average, the executive officers receive, excluded the amounts corresponding to holidays, performance bonus, Profit Sharing and housing allowance.

The Board of Directors of the Company informed the shareholders that in compliance with article 289, paragraph 3 of the Law, of December 15, 1976, hereinafter, the publication determined by the above-mentioned law shall be published in Rio de Janeiro State Official Gazette and Valor Econômico periodical.

The Ordinary General Meeting was closed and after confirming the presence of a legal quorum, the Special General Meeting started.

Extraordinary General Meeting

Item I:  According to the vote of the shareholders, in accordance with the vote of the Union representative, the proposal referring to incorporation of legal reserve was approved, as follows BRL$12,407,742.93 (twelve million, four hundred and seven thousand, seven hundred and forty two and ninety three cents of Brazilian Real), increasing Petrobras share capital from BRL$205,379,728,979.46 (two hundred and five billion, three hundred and seventy nine million, seven hundred and twenty eight thousand, nine hundred and seventy nine and forty six cents of Brazilian real) to BRL$205,392,136,722.39 (two hundred and five billion, three hundred and ninety two million, one hundred and thirty six thousand, seven hundred and twenty two and thirty nine cents of Brazilian Real), not changing issued shares, following the provisions set forth in article 169, paragraph 1, of the Law 6.404/76, and the subsequent amend on article 4 of the above-mentioned by-laws, in force on the date of the Special General meeting herein. The subsequent amendment in article 4 of the by-laws, effective as of the date of the Special General Meeting, which shall be read as follows:

“Art. 4 – The share capital is BRL$205,392,136,722.39 (two hundred and five billion, three hundred and ninety two million, one hundred and thirty six thousand, seven hundred and twenty two and thirty nine cents of Brazilian Real), divided in 13,044,496,930 (13.044.496.930 (thirteen billion, forty four million, four hundred ninety six thousand and nine hundred and thirty) shares without nominal value, being 7,442,454,142 (seven billion, four hundred forty two million, four hundred fifty four thousand, one hundred and forty two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty two thousand and seven hundred and eighty eight) preferred shares”.

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Therefore, Petróleo Brasileiro S.A. - Petrobras By-Laws as of the date of this Special General Meeting shall read as follows:

“PETROBRAS BY-LAWS

Chapter I – Nature, Headquarters and Object

– Article 1 – Petróleo Brasileiro S.A. – Petrobras is a joint stock company controlled by the Federal Government, of indeterminate duration, to be governed by the terms and conditions of the Joint Stock Corporation Law (Law nr. 6.404 of December 15th., 1976) and by these By-Laws.

Sole paragraph. The control of the Federal Government shall be exercised by means of ownership and possession of at least fifty percent plus one share of the Corporation's voting capital.

Art 2 - Petrobras has its headquarters and legal venue in the city of Rio de Janeiro, State of Rio de Janeiro, and may establish, either in the country or abroad, branch-offices, agencies, sub-branches and offices.

Art 3 – The Corporation has as its object the research, mining, refining, processing, trade and transport of oil from wells, shale and other rocks, its derivatives, natural gas and other fluid hydrocarbons, in addition to other energy related activities; it may promote the research, development, production, transport, distribution and marketing of all forms of energy, as well as other related activities or alike ones.

Paragraph 1 – Economic activities related to the corporate object shall be developed by the Corporation on a free competition basis with other companies according to market conditions, due consideration given to further principles and guidelines of Law nr. 9.478 of August 6, 1997 and of Law nr. 10.438 of April 26, 2002.

Paragraph 2 – Petrobras may, directly or through its subsidiaries, either associated or not with third parties, perform in the Country or away from the domestic territory, any of the activities within its corporate object.

Chapter II – Corporate Capital, Stock and Shareholders

Art. 4 – The corporate capital is of BRL$205.392.136.722,39 (two hundred and five billion, three hundred ninety two million, one hundred thirty six thousand, seven hundred twenty two and thirty nine cents of Brazilian real) divided into 13.044.496.930 (thirteen billion, forty four million, four hundred ninety six thousand and nine hundred and thirty) shares without nominal value, being 7.442.454.142 (seven billion, four hundred forty two million, four hundred fifty four thousand, one hundred and forty two) common shares and 5.602.042.788 (five billion, six hundred and two million, forty two thousand and seven hundred and eighty eight) preferred shares.

Paragraph 1 – Increases of the corporate capital by means of the issuance of common shares must be previously submitted to the deliberation of the General Meeting.

Paragraph 2 – By deliberation of the Board of Directors, the Corporation may acquire its own shares to keep them in the treasury, for cancelling or subsequent disposal, up to the amount of the balance of profits and available reserves, except the legal reserve, without decrease of the corporate capital, in compliance with the prevailing legislation.

Paragraph 3 – The corporate capital may be increased by means of the issuance of preferred shares, without following any proportion in respect of the common shares, in compliance with the legal limit of two-thirds of the corporate capital, as well as complying with the preemptive right of all the shareholders.

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Art 5 - The shares of the Corporation shall be common shares entitles to vote and preferred shares, the latter always without vote entitlement.

Paragraph 1 - Preferred shares shall not be convertible to common shares, or vice-versa.

Paragraph 2 – Preferred shares shall have priority in case of capital reimbursement and in the distribution of the 5% (five percent) minimum dividend, calculated on the part of the capital represented by such kind of shares, or 3% (three percent) of the net value of the shares, always with the greater prevailing, with a participation equal to the common shares in corporate capital increases deriving from the incorporation of the reserves and profits.

Paragraph 3 – Preferred shares shall participate non-cumulatively on equal conditions with the common shares on the distribution of dividends whenever the latter are greater than the minimum percentage as guaranteed to them in the preceding paragraph.

Art 6 – Shares shall be paid-in in accordance with the rules established by the General Meeting or by the Board of Directors, depending upon the body that authorized the capital increase within the authorized limit. In the case of shareholder’s default and irrespective of questioning, the Corporation may initiate the execution and determine the sale of the shares for that shareholder’s account and risk.

Art 7 – The shares of the Corporation, all of them book entry shares, shall be kept in the name of their holders, in a deposit account of a financial institution authorized by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) without the issuance of certificates.

Art 8 - Shareholders shall be entitles in each fiscal year to dividends and/or additional payment on shareholder’s equity, which must not be less than 25% (twenty-five percent) of the net profit adjusted according to the Joint Stock Corporation Law, and divided pro-rata by the shares into which the capital of the Corporation is divided.

Art 9 – Except for the deliberation by the General Meeting, the Corporation shall make the payment of the dividends and of the additional payment on shareholder’s equity within a 60 (sixty)-day deadline as of the date they are announced and, in any case, within the corresponding fiscal year in compliance with the pertinent legal rules. Sole paragraph. Upon deliberation by the Board of Directors, the Corporation may advance amounts to its shareholders as dividends or additional payment on shareholder’s equity, and adjusted by the SELIC rate as of the date of the actual payment until the closing of the respective fiscal year in the manner foreseen in 204 of Law nº 6.404, of 1976.

Art. 10- Dividends not claimed within 3 (three) years as of the date they were placed at the shareholders’ disposal shall prescribe in behalf of the Corporation.

Art 11 – The amounts of the dividends and interests, as compensation on shareholders' equity, due to the National Treasury and to the other shareholders, shall be subject to financial charges equivalent to the SELIC rate as of the closing of the fiscal year until the actual collection or payment, without detriment to the incidence of interests on arrears, when such collection does not take place on the date set by the General Meeting.

Art 12 – In addition to the Federal Government in its capacity as controlling shareholder of the Corporation, individuals or legal entities, either Brazilians or foreigners, either residents or not in the country, may be shareholders.

Art 13 - The shareholder may be represented at the General Meeting in the manner foreseen in Art. 126 of Law nr. 6.404 of 1976, either presenting at that moment or by depositing the voucher issued by the depository financial institution together with the identity document or a power-of-attorney with special powers.

Paragraph 1 – The representation of the Federal Government at the General Meetings of the Corporation shall be in accordance with the specific federal legislation.

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Paragraph 2 – At the Shareholders’ General Meeting that deliberates about the election of members of the Board of Directors, the entitlement to vote of the shareholders who are holders of preferred shares is conditional upon compliance with the condition established in paragraph 6 of art. 141 of Law nr. 6.404 of 1976, of proven uninterrupted ownership of the stock participation during 3 (three) months, at least, immediately before the holding of the Meeting.

Chapter III – Subsidiaries and Affiliates –

Art. 14- For the strict performance of the activities related to its corporate object, Petrobras may, according to the authority granted by Law nr. 9.478 of 1997, set up subsidiaries as well as associate itself, either majoritarily and/or minoritarily, with other companies.

Art 15 – In compliance with Law nr. 9.478 of 1997, Petrobras and its subsidiaries may acquire shares or quotas of other companies, participate in specific purpose companies, as well as associate themselves with domestic or foreign companies, and constitute with them consortia, either as leader-company or not, with the purpose of expanding activities, combining technologies and enlarging investments applied in activities related with its object.

Art 16 - The subsidiary and controlled corporations shall follow the deliberations of their respective management bodies, which shall be bound by the guidelines and the strategic planning adopted by the Board of Directors of Petrobras, as well as the regular corporate rules established by Petrobras by means of guidance of technical, administrative, accounting, financial and legal nature. Sole paragraph. The relations with the subsidiary, affiliated and controlled companies shall be through the intermediary of a member of the Board of Executive Officers in accordance with the guidelines set up by the Board of Directors.

Chapter IV – Management of the Corporation – Section I – Board Members

and Officers –

Art. 17- Petrobras shall be managed by a Board of Directors with deliberative functions, and a Board of Executive Officers.

Art. 18 – The Board of Directors shall comprise at least five and up to nine members elected by the Shareholders' General Meeting, which shall designate the Chairman of the Board of Directors from among them, all with a term of office that may not be longer than 1 (one) year, with reelection permitted.

Sole paragraph. In case the office of the Chairman of the Board of Directors becomes vacant, the substitute shall be elected at the first next regular meeting of the Board of Directors until the next General Meeting.

Art 19 - In the election procedure of the members of the Board of Directors by the Shareholders' General Meeting, the following rules shall be complied with:

I – Minority  shareholders are entitled to elect one of the members of the Board of Directors, if no greater number is assigned to them by the multiple vote procedure.

II - Shareholders of preferred shares holding jointly at least 10% (ten percent) of the corporate capital, with the exclusion of the controlling shareholders, are entitled to select and to remove 1 (one) member of the Board of Directors in a separate voting procedure at the General Meeting; the rule contained in paragraph 4 or art. 8 of Law nr. 10.303 of October 31, 2001 is not applicable to the Corporation.

III – Whenever the election of the Board of Directors is cumulatively performed by the multiple vote procedure and the holders of common and preferred shares exercise the right to elect a member, the right shall be ensured to the Federal Government to elect the members of the Board of Directors in a number equal to the number of those selected by the other shareholders plus one, irrespectively of the number of members of the Board of Directors established in art. 18 of these By-Laws.

IV – Employees have the right to indicate 1 (one) member of the Board of Directors on a separate voting, through their peers’ direct vote in accordance with paragraph 1, article 2 of Law 12.353 of December 28, 2010.

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Art. 20- The Board of Executive Officers shall comprise a Chief Executive Officer, chosen from among the members of the Board of Directors, and up to seven Officers elected by the Board of Directors from among Brazilians residing in the country, with a term of office that may not be longer than three (3) years, with re-election permitted, and who may be removed at any moment.

Paragraph 1 – The choice and election of the Officers by the Board of Directors shall consider their professional qualification, notorious knowledge and specialization in the respective contact area in which these administrators will act, in accordance with the Basic Organization Plan.

Paragraph 2 - The members of the Board of Executive Officers shall perform their duties on a full-time basis schedule and with exclusive dedication to Petrobras; however, the concurrent exercise of administrative duties in subsidiaries, controlled and affiliated companies of the Corporation shall Be permitted at the discretion of the Board of Directors according to the Good Practices Code as per item VII of art. 29 of these By-Laws.

Paragraph 3 – The Chief Executive Officer and the Officers shall be entitled annually to 30 (thirty) days vacation, to be granted by the Board of Directors; the payment in double of the compensation concerning the vacation period not enjoyed is prohibited.

Art 21 – The installation on an administrative office of the Corporation must comply with the conditions established by articles 147 and 162 of Law nr. 6404 of 1976; likewise, nobody who has ancestors, descendants or collateral relatives in the Board of Directors, in the Board of Executive Officers or in the Audit Committee (Conselho Fiscal) may be installed in an office.

Sole paragraph. In relation to the installation of an employee representative at the Board of Directors, a university level degree shall not be required, and an employee will not be unable to be elected for the vacancy, which is specifically referred to at Paragraph 2, art. 162 of Law nº 6.404, of 1976.

Art. 22 – Members of the Board of Directors and Officers shall be installed in their offices by signing installation deeds in the book of minutes of the Board of Directors and of the Board of Executive Officers, respectively.

Paragraph 1 – The installation deed must contain under penalty of nullity: (i) the indication of at least one domicile where the administrator may receive service of process and summons in administrative and judicial procedures related to acts of his (her) performance, and which shall be deemed as served by means of the delivery at the domicile so indicated; the latter may only be altered by a written communication to the Corporation; (ii) his (her) compliance with the contracts possibly signed by Petrobras with stock exchanges or over-the-counter market entities organized and accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) with the purpose of adopting corporate governance standards set up by such entities, accepting liability in respect of the fulfillment of such contracts and respective regulations or differentiated practices of the corporate governance, if such is the case; and (iii) compliance with the arbitration clause set forth in article 58 of these By-Laws.

Paragraph 2 – The installation of a member of the Board of Directors who is a resident or domiciled abroad is conditional upon the appointment of a representative who resides in the country, with powers to receive service of process in proceedings against such member based on the corporate legislation, by means of a power of attorney with a validity term of at least 3 (three) years after the end of the term of office of the member.

Paragraph 3 – Prior to the installation and also upon departing from their office, the members of the Board of Directors and of the Board of Executive Officers shall submit a statement of assets to be filed in the Corporation.

Art. 23 - The members of the Board of Directors and of the Board of Executive Officers shall be liable, according to art. 158 of Law nr. 6.404 of 1976, individually and solitarily, for the acts practiced and for the losses to the Corporation resulting therefrom.

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They are prohibited from participating in a deliberation concerning operations involving companies in which they take part with more than 10% (ten percent), or in which they held a management position in the period immediately prior to the installation in the Corporation.

Paragraph 1 – The Corporation shall ensure the defense in judicial and administrative proceedings in respect of its present and past managers, in addition to a permanent insurance contract in behalf of them to keep them harmless from liabilities due to the act deriving from the performance of the office or function covering the whole time period during which they performed their respective terms of office.

Paragraph 2 – The guarantee provided for in the preceding paragraph covers the Audit Committee (Conselho Fiscal) members as well as all employees and agents who legally act upon delegation by the managers of the Corporation.

Art 24 – A member of the Board of Directors who fails to attend 3 (three) consecutive meetings without a justified reason or license granted by the Board of Directors shall forfeit his office.

Art 25 – In the event of a vacancy in the office of member of the Board of Executive Officers and shall perform so up to the next General Meeting, as provided in article 150 of Law nr. 6.404 of 1976.

Paragraph 1 – The member of the Board of Directors or the member of the Board of Executive Officers elected in replacement shall complete the term of office of the member he (she) is replacing, and once this term has elapsed, he (she) shall remain in the office until the installation of his successor.

Paragraph 2 – If the Director representing the employees does not conclude his term of office, the following shall apply:

I the second most voted candidate will take over the office, if the first half of the term has not been elapsed;

II- new elections shall be called, in case more than half of the term has been elapsed.

Paragraph 3- In the case of item I of Paragraph 2, the alternate Director shall end the management term of the substituted Director. Paragraph 4- In the case of item II of Paragraph 2, the elected Director shall finish the whole management term set forth in art. 18 of this By-Laws.

Art.26- The Company shall be represented in the Courts or outside them by its Board of Executive Officers, individually by its Chief Executive Officer, or by two Officers jointly, who may appoint proxies or representatives.

Art 27 – The Chief Executive Officer and the Officers may not be absent from their office for more than 30 (thirty) days without being licensed or authorized by the Board of Directors.

Paragraph 1 – According to Item IV of art.

38 it is incumbent upon the Chief Executive Officer to designate from among the Officers his possible substitute.

Paragraph 2 – In the event of absence or impediment of any Officer, his functions shall be taken over by a substitute chosen by him from among the other members of the Board of Executive Officers or one of his direct subordinates, the latter until maximally 30 (thirty) days.

Paragraph 3 – In case a subordinate is indicated, conditional upon approval by the Chief Executive Officer, the former shall take part in all routine activities of the Officer, including attendance at meetings of the Board of Directors, in order to deal with matters of the contact area of the respective Officer, without, however, exercising the voting right.

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Section II – Board of Directors

Art. 28- The Board of Directors is the highest-level guiding and directing body of Petrobras; it is incumbent upon it:

I- to set the overall direction of the business of the Corporation, defining its mission, its strategic goals and guidelines;

II – to approve the strategic plan as well as the multiannual and annual programs of expenditures and investments;

III – to inspect and monitor the Officers’ management and to establish their assignments, examining at any moment whatsoever the books and documents of the Corporation;

IV – to evaluate performance results;

V- to approve every year the amount above which acts, contracts, or operations, although up to the competence of the Board of Executive Officers, particularly those provided for in items III, IV, V, VI, and VIII of art. 33 of these By-Laws must be submitted to the approval of the Board of Directors;

VI - to deliberate about the issuance of debentures not convertible into shares and without real estate guarantee;

VII - to set up the overall polices of the Corporation, including those concerning the strategic, commercial, financial, investment, environmental and human resources management;

VIII – to approve the conveyance of the ownership of assets of the Corporation, including concession agreements and authorization regarding oil refining, natural gas processing, transport, import and export of oil, its derivatives and natural gas, with the possibility of limiting the value for performing such acts by the Board of Executive Officers;

IX – to deliberate about an Electoral Regulation chosen by the Board of Directors elected by the employees.

Sole paragraph – The establishment of the human resources politics about item VII shall not count on the participation of the Director representing the employees, if discussions and deliberations include matters referring to union’s issues, compensation, benefits and advantages, including complementary welfare and assistance matters on which is identified a conflict of interests.

Art. 29- It is incumbent exclusively upon the Board of Directors to deliberate about the following matters:

I – the Basic Organizational Plan and its amendments, as well as the assignment to the Officers, upon the Chief Executive Officer’s proposal, of duties corresponding to the contract areas defined in the plan referred to;

II – authority to acquire shares issued by the Company to remain in treasury or cancelling, as well as subsequent disposal of such shares, in compliance with the legal, regulatory and statutory provisions;

III - approval of the Exchange of securities issued by the Corporation;

IV - election and removal of the members of the Board of Officers;

V – the setting up of subsidiaries, participations in controlled or affiliated companies, or the termination of such participation, as well as the acquisition of shares or quotas of other companies;

VI – to call a Shareholder’s General Meeting in the cases provided for in the Law, and the publishing of the respective notice at least 15 (fifteen) days in advance;

VII – approval of a Code of Good Practices and of its in-house regulation, which must provide for the designation of the Rapporteur and the organization of Committees of the Board of Directors composed of some of its members with specific assignments regarding the analysis and recommendation in respect of certain matters;

VII – approval of the Corporate Governance Guidelines of Petrobras;

IX – choice and removal of independent auditors, who will not be allowed to render consultancy services to the Corporation during the effectiveness of the contract;

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X – the report of the management and the accounts of the Board of Executive Officers;

XI - The setting up of the Business Committee and approval of the assignments and operational rules of such Committee consistent with the Basic Operational Plan, and which must be publicized to the market in summary at the time the financial statements of the Corporation are published or when they are altered;

XII – matter which, in view of a legal provision or upon instruction by the General Meeting, are subject to its deliberation;

Sole paragraph. The Business Committee set forth in item XI shall submit to the Board of Executive Officers its opinion concerning the corporate matters involving more than on business area, as well as the importance and relevance of which require a broader debate.

Paragraph 1 – IF required, the members of the Board of Directors may participate in a meeting by telephone, video-conference, or other communication means capable of ensuring and effective participation and the authenticity of the respective vote. In such event, the member of the Board of Directors shall be deemed as present at the meeting and his vote shall be deemed valid for all legal purposes and incorporated into the minutes of the meeting in point.

Paragraph 2 – The matters submitted to the appreciation of the Board of Directors must be accompanied by the decision of the Board of Executive Officers, by the statements of the technical area or of the competent Committee, plus a legal opinion whenever necessary for examining the matter.

Paragraph 3 – The Chairman of the Board of Directors, at his own initiative or at the request of any of its Members, may call Officers of the Corporation to attend the meetings and to render clarifications or information in respect of the subjects concerned.

Paragraph 4 – The deliberations of the Board of Directors shall be taken by the vote of the majority of the Members in attendance and shall be recorded in the pertinent minute book.

Paragraph 5 – In the case of a tie, the Chairman of the Board of Directors may cast the deciding vote.

Section III – Board of Executive Officers –

Art. 32 – The management of the businesses of the Corporation is incumbent upon the Board of Executive Officers in compliance with the mission, goals, strategies and guidelines established by the Board of Directors.

I – to work out and to submit to the approval of the Board of Directors; a) the bases and guidelines for working out the strategic plan as well as of the annual programs and the pluri-annual plans; b) the strategic plan as well as the respective pluri-annual plans and annual programmes or expenditures and investments of the Corporation with the respective projects;

II – approve: a) the technical-economic appraisal criteria for investment projects with the respective liability delegation plans for their execution and implementation;

b) the criteria for the economic use of producing areas and the minimum coefficient of oil and gas reserves in compliance with the specific legislation;

c) the price policy and the basic price structures of the products of the Corporation;

d) accounting plans, basic criteria for establishing results, the amortization and depreciation of invested capitals and changes in their accounting policies;

e) handbooks and rules in respect of accounting, finances, personnel management, the hiring and implementation of works and services, the supply and disposal of materials and equipment in respect of operation and others required to guide the functioning of the Corporation;

f) rules concerning the assignment of the use, the renting or leasing of real-estate owned by the Corporation;

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g) the yearly insurance plan of the Corporation;

h) the basic structure of the books of the Corporation and their respective Organizational Rules as well as to set up, to transform or to extinguish operational or corresponding bodies, as well as temporary work bodies, agencies, branches, bureaus and offices, in the country and abroad;

i) plans providing for the admission, career, access, benefits and disciplinary regime of the employees of Petrobras;

j) the assignment of the staff of the bodies of the Corporation;

k) the designation of the incumbents of the High-Level Management of the Corporation;

l) the annual business plan;

m) the setting of consortia, joint ventures and specific purposes companies in the country and abroad;

III – to authorize the raising of funds, signing of loan agreements and financings in the country and abroad, including by way of the issuance of securities;

IV – to authorize the rendering of secured or fiduciary guarantees, in compliance with the pertinent legal and contractual provisions;

V- to authorize the acquisition, in accordance with the specific legislation, of real-estate goods, ships and maritime drilling and production units, as well as the encumbrance and the disposal of assets of the Corporation;

VI - to authorize the disposal or encumbrance of shares or quotas of companies in which the Corporation owns more than 10% (ten percent) of the corporate capital, as well as the assignment of rights in consortia or joint ventures in which the Corporation owns more than 10% (ten percent) of the investment; limits may be established for delegating the practice of such acts to the Chief Executive Officer or the Officers;

VII – to authorize the signing of conventions or contracts with the Federal Government, the States, the Federal District and the Municipalities, with the possibility of setting value limits for delegating the exercise of such acts to the Chief Executive Officer or to the Officers;

VIII – to authorize in the form of specific legislation the waiving of acts or extrajudicial transactions extinguishing lawsuits or pending issues, with the possibility of setting value limits for delegating the exercise of such acts to the Chief Executive Officer or to the Officers;

IX – to follow up and control the activities of the subsidiaries and companies in which

Petrobras participates, or with which it is associated;

X – to deliberate about trademarks and patents, names and logos;

XI - to establish other Committees related to he Business Committee, with the approval of the respective operational rules and assignments consistent with the Basic Operational Plan.

Art. 34- The Board of Executive Officers shall hold a regular meeting once a week with the majority of its membership, among whom the Chief Executive Officer or his deputy, and in a special meeting upon call by the Chief Executive Officer or of two-thirds of the Officers. Sole paragraph. Matters submitted to the appreciation of the Board of Executive Officers must be accompanied by the statements of the technical area of the Business Committee, plus a legal opinion whenever necessary for examining the matter. Art 35 – In addition to the matters of the original competence of a full-board deliberation as provided in art. 33 of these By-Laws, the Board of Executive Officers may deliberate about managerial acts of business of the individual responsibility of each of the Officers within the contact areas established by the Board of Directors in the Basic Organizational Plan. Furthermore, it is incumbent upon the

Officers:

I – to give instructions to the representatives of the Corporation at the General Meeting of its subsidiaries, controlled and affiliated companies in accordance with the guidelines established by the Board of Directors;

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II- to hire and fire employees and to formalize assignments to managerial duties and functions approved by the Board of Executive Officers;

III - to designate corporate employees for missions abroad; IV- to sign deeds, contracts and agreements as well as to manage the funds of the Corporation, always jointly and with another Officer.

Art 36- The deliberations of the Board of Executive Officers shall be taken by the vote of the majority of the members present and recorded in the respective minutes book. Sole paragraph. In the case of draw, the Chairman may cast the deciding vote.

Art. 37 - The Board of Executive Officers shall forward to the Board of Directors copies of the minutes of their meetings, and shall render the information in order to assess the performance of the Company's activities.

Section IV – The Chief Executive Officer.

Art 38 - The heading and coordination of the activities of the Board of Executive Directors is incumbent upon the Chief Executive Officer, namely:

I – to call and to chair the meetings of the Board of Executive Officers;

II – to propose to the Board of Directors the distribution among the Officers of the contact areas defined in the Basic Organizational Plan;

III – to propose to the Board of Directors the names of the Officers of the Corporation;

IV – to designate from among the Officers his occasional substitute in his absences and impediments;

V- to follow up and to supervise, by means of coordinating the activities of the Officers, the activities of all of the bodies of the Corporation;

VI - to designate the representatives of the Corporation at the General Meetings of its subsidiaries, controlled and affiliated companies in accordance with the guidelines set forth by the Board of Directors;

VII – to render information to the State Minister to whom the Corporation is related to and to the control bodies of the Federal Government, as well as of the Federal Court of Auditors (Tribunal de Contas da União) and National Congress.

Chapter V – The General Meeting –

Art. 39- The Regular General Meeting shall be held yearly within the time-frame provided for in art. 132 of Law nr. 6.404 of1976, at the place, date and hour established in advance by the Board of Directors, in order to deliberate about matter of its competence, particularly:

I to audit the accounts of the managers, to examine, discuss and vote the financial statements;

II – to deliberate about the destination of the net profit of the fiscal year and the distribution of dividends;

III – to elect the members of the Board of Directors and the Audit Committee (Conselho Fiscal).

Art. 40 - The Special General Meeting, in addition to the cases established by law, shall meet upon call of the Board of Directors to deliberate about the matters of interest to the Corporation, particularly:

I - the amendment of the By-Laws;

II - the increase of the limit of the authorized capital;

III- the increase of the capital;

IV- the evaluation of the goods with which the shareholder may contribute to the increase of the corporation capital;

VI- the issuance of debentures convertible into shares or their sale when ín the treasury;

VII- the incorporation of the Company into another company, its distribution, transformation, split, merger;

VIII – the participation of the Corporation in a group of companies;

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IX- the disposal of the control of corporate capital of subsidiaries of the Company;

X- the removal of the members of the Board of Directors;

XI- the disposal of debentures convertible into shares that belong to the Corporation and are issued by its subsidiaries;

XII – the establishment of the compensation of the managers;

XIII – the cancelling of the registry as a publicly held Company;

XIV – the choice of a special company from among a three-company list presented by the Board of Directors to prepare the Appraisal Report of its shares according to their respective economic value, to be utilized in cases of the canceling of the registry as publicly held Company and deviation from the standard rule of corporate governance defined by stock exchanges or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários- CVM), with the purpose of complying with the rules established in the pertinent regulation of practices differing from corporate governance as issued by such entities, and in accordance with the contracts possibly signed by Petrobras with such entities; XV – waiver of the right to subscribe shares or debentures convertible into shares of subsidiaries, controlled or affiliated companies.

Paragraph 1 – The deliberation of the subject set forth in item XIV of this article shall be taken by an absolute majority of the votes of the outstanding common shares; blank votes are not to be computed.

Paragraph 2 – In the event of a public offering formulated by the controlling shareholder, the latter must cover the costs of the Appraisal Report.

Art. 41 - The General Meeting shall establish the overall or the individual amount of the compensation of the managers every year as well as the limits of their participation in the profits in compliance with the rules of the specific legislation.

Sole paragraph. The Chairman of the General Meeting shall choose the Secretary of the meeting from among the shareholders present.

Chapter VI – Audit Committee (Conselho Fiscal).

Art. 43 – The Audit Committee, of a permanent status, comprises up to five members and their respective deputies elected by the Regular General Meeting, all of whom residing in the country, in compliance with the requirements and impediments set forth in the Joint Stock Corporation Law, either shareholders or not, one of whom shall be elected by the holders of minority common shares and another by the holders of the preferred shares in a separate voting procedure.

Paragraph 1 – From among the members of the Audit Committee, one of them shall be nominated by the Finance Minister as representative of the National Treasury. Paragraph 2 – In the event of a vacancy, resignation, impediment or unjustified absence at two consecutive meetings, such member of the Audit Committee shall be replaced until the end of the term of office by the respective substitute.

Paragraph 3 – The members of the Audit Committee shall be installed in their offices by signing the installation deed in the book of minutes and opinions of the Audit Committee, which shall mention: (i) compliance with the contracts possibly signed by Petrobras with a stock exchange or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) with the purpose of adopting corporate governance standards set forth by those entities and taking full responsibility of such contracts and the applicable regulations of differentiated practices of corporate governance, if such is the case, and (ii) compliance with the arbitration clause (i) compliance with the contracts possibly signed by Petrobras with a stock exchange or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários – CVM) with the purpose of adopting corporate governance standards set forth by those entities and taking full responsibility of such contracts and the applicable regulations of differentiated practices of corporate governance, if such is the case, and (ii) compliance with the arbitration clause set forth in art. 58 of these By-Laws.

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Art 44 – The term of office of the members of the Audit Committee is one year with the re-election permitted.

Art. 45- The compensation of the members of the Audit Committee, in addition to the compulsory reimbursement of transport and permanence expenditures necessary to perform the function, shall be set by the General Meeting electing them and in compliance with the limit established in Law nr. 9.292 of 1996.

Art. 46- It is incumbent upon the Audit Committee, without detriment of other assignments that are vested in it due to legal provision or instruction of the General Meeting;

I – to inspect and monitor, by any of the its members, the acts of the managers and to verify the implementation of their legal and statutory duties;

II – to render opinion about the Annual Report of the Management, with the inclusion in that opinion of such supplementary information that it may deem required or useful for the General Meeting to deliberate upon;

III – to render opinion about the proposals of the managers to be submitted to the General Meeting concerning amendment of the corporate capital, issuance of debentures or subscription bonds, investment or capital budget plans, distribution of dividends, transformation, incorporation, merger or split of the Corporation;

IV- to denounce by any of its members to the management bodies their mistakes, frauds or offenses that may discover, suggesting measures useful to the Corporation and, in case the former fails to take the necessary measures to protect the interests of the Corporation, to denounce this to the General Meeting;

V- to call the Regular General Meeting, of the managers delay for more than one month calling it, and to call the Special General Meeting whenever serious or urgent reasons occur, with the inclusion on the agenda of the subjects they may deem necessary;

VI – to analyze, at least quarterly, the interim balance-sheet and further financial statements periodically prepared by the Board of Executive Officers;

VII – to examine the financial statements of the fiscal year and opine about them;

Sole paragraph. The members of the Audit Committee shall participate compulsorily in the meetings of the Board of Directors in which matter referring to items II, III, and VI of this article are going to be considered.

Chapter VII – Employees of the Corporation –

Art. 47 – The employees of Petrobras are subject to the labor legislation and to the in-house regulations of the Corporation in compliance with the legal rules applicable to employees of mixed-capital corporations.

Art. 48 - The admission of employees by the Petrobras and its subsidiaries and controlled will follow the selection process, in terms approved by the Board.

Article 49 - Roles of Senior Management and the powers and responsibilities of the respective owners are defined in the Basic Plan of Organization of the Company.

Paragraph 1 – The duties referred to in the heading of this article may, exceptionally and at the discretion of the Board of Executive Officers, be assigned to technicians or experts alien to the permanent staff of the Corporation.

Paragraph 2 – The managerial duties that shall constitute the organizational structure of the Corporation at all other levels shall be vested with the powers and responsibilities of the holders as defined in the rules of the respective bodies.

Art 50 - Without detriment to the requirements foreseen in the law the assignment of employees of Petrobras and of its subsidiaries or controlled companies shall depend upon authorization, in each particular case, of the Board of Executive Officers, and shall be made whenever possible, with reimbursement of the cost involved.

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Art 51 – The Corporation shall separate a portion of the yearly results for distribution among its employees, in compliance with the criteria adopted by the Board of Directors and in compliance with the prevailing legislation.

Chapter VIII – General Dispositions –

Art. 52- The activities of Petrobras shall comply with the Basic Organizational Plan approved by the Board of Directors and shall cover the general structure and define the nature and the assignments of each body, the reporting, coordination and control relationships required for its operation in accordance with these By-Laws.

Art 53- The fiscal year shall coincide with the calendar year ending on 31 December of each year, on which date the property balance-sheet and further financial statements to comply with the legal provisions shall be established.

Sole paragraph. The Company may establish half-yearly balance sheets for the payment of dividends or additional payment on shareholders' equity upon deliberation of the Board of Directors.

Art 54- Financial charges equivalent to the SELIC rate, from the transfer date throughout the date of the capitalization, shall fall upon the funds transferred by the Federal Government or deposited by minority shareholders for purposes of the capital increase of the Corporation.

Art 55- From the net profit shown in its Annual Balance-Sheet, Petrobras shall assign a minimum of 0, 5% (five-tenth percent) of the paid-in corporate capital in order to constitute a special reserve to cover the cost of the technological research and development programs of the Corporation. Sole paragraph. The accrued balance of the reserve provided for in this article must not exceed 5% (five percent) of the paid-in corporate capital.

Art 56- After the distribution of the minimum divided foreseen in article VIII of these By-Laws has been determinate, the General Meeting may, in compliance with the Corporation Law and the specific federal rules, assign percentages or bonuses to the members of the Board of Executive Officers of the Corporation as profit sharing.

Art 57- The Board of Executive Officers may authorize the practice of reasonable free acts on behalf of the employees or of the community in which the company participates, including the donation of goods no longer usable, in the light of its social responsibilities as provided for in paragraph 4 154 of Law nº 6.404, of 1976.

Art. 58- Disputes or controversies involving the Corporation, its shareholders, managers and members of the Audit Committee shall be resolved according to the rules of the Market Arbitration Chamber, with the purpose of applying the provisions contained in Law nr. 6.404 of 1976, in these By-Laws, in the rules issued by the National Monetary Council, by the Central Bank of Brazil and by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) as well as in all further rules applicable to the operation of the capital market in general, in addition to those contained in the contracts occasionally signed by Petrobras with the stock exchange or an organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM), with the purpose of the adoption of corporate governance standards established by these entities and of the respective rules on differentiated practices of corporate governance, if such is the case. Sole paragraph. The deliberations of the Federal Government through voting in the General Meeting, aimed at guiding the business of the Corporation, as per article 238 of Law nr. 6.404 of 1976, shall be deemed as forms of exercising undisposable rights and shall not be subject to the arbitral procedure mentioned in the heading of this article.

Art 59 – Contractual agreements signed by Petrobras for acquiring goods and services shall be preceded by a simplified bidding procedure as defined in the regulation approved by Decree nr. 2.745 of 24 August 1998.

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Art. 60 – With the purpose of drawing up its proposals to participate in biddings preceding the assignments dealt with in Law 9.478 of 1997, Petrobras may sign pre-contractual agreements by sending out invitation letters, ensuring prices and commitments concerning the supply of goods and services.

Sole paragraph. The pre-contractual agreements shall contain a plain-right resolution clause to be applicable without penalty or indemnity of any kind in case another bidder is announced as the winner, and shall be submitted subsequently to the appreciation of the external control and inspection bodies.

I- Abstain from negotiating securities in the following time periods:

a) in the period of one month prior to the closing of the fiscal year until the publication of the announcement placing at the disposal of the shareholders the financial statements of the Corporation or their publication, prevailing whichever occurs first;

b) in the period between the decision taken by the competent corporate body to increase or to reduce the corporate capital, to distribute dividends or share bonuses or to issue other securities, and the publication of the respective notices or ads.

II- Communicate to the Corporation and to the stock exchange or organized over-the-counter market entity accredited at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários - CVM) their periodic security negotiation plans, if they have them, as well as the subsequent alteration or non-implementation of such plans. The communication must inform at least whether the plan is a programmed investment or a de-investment plan, the periodicity and the programmed quantities.”

There being no further business, the General Meeting and the Special general meeting were adjourned, and the present minutes were drawn up, read and found to be accurate, and signed by the Chairman of the said meeting, Mr. Almir Guilherme Barbassa, by the Federal Government Representative, Mrs. Maria Teresa Pereira Lima, by the Shareholder Mr. Ralph Figueiredo de Azevedo and by the Secretary, Mrs. Heloísa de Paula Batista Warken; These were the contents of pages 08 through 30 of Book number 06, relative to the registry of the Minutes of the Shareholders’ General Meeting of Petróleo Brasileiro S.A. – Petrobras, from which this present certified copy was extracted, typed by me, Célia Regina Paravidini dos Santos Carvalho, and which was verified and ended by me, Heloísa de Paula Batista Warken, Secretary. Rio de Janeiro, March 19, 2012.

VI.          VI. RECORDING OF SHAREHOLDERS’ ACTIONS:

It is hereby recorded the verbal comments of the following shareholders:

- Associação dos Engenheiros da Petrobras – AEPET (Engineers Association), represented in this General Meeting by Mr. Fernando Leite Siqueira, congratulating Petrobras’ President Mrs. Maria das Graças Silva Foster for her election and for the choice of the new Production and Exploration Officer, Jose Miranda Formigli Filho and Gas and Power, Mr. Jose Alcides Santoro Martins, as well as approaching several aspects of the Company’s management.

            - Shareholder Romano Guido Nello Gaucho Allegro, comments on the representativeness at Petrobras administration;

- SINDPETRO/RJ - represented by Emanuel Jorge de Almeida Cancella - congratulating Petrobras President Maria das Graças Silva Foster and the new Executive Officers now in charge, as well as the first Board member chosen by the employees to represent them in Petrobras Board Mr. Silvio Sinedino Pinheiro, commenting on social responsibility and on the vote of the Engineers Association of Petrobras - AEPET;

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- Shareholder  Francisco Soriano de Souza Nunes comments on several governance and business items of the Company as well as compliments on the democratic environment during the shareholders meetings;

     - Shareholder  Silvio Sinedino Pinheiro commenting on the Law 12.353, of 2010, on the participation of the representative of the employees on the Board of Directors;

-          Shareholder  Jorge Eduardo Costa do Nascimento, on the movement: “Memória, Verdade e Justiça” (Memory, Truth and Justice);

-          Mauro Gentile Rodrigues da Cunha, questioning the formal appointment of candidates representing the minority and preferred shareholders in items IV and VI of the agenda as well as the legitimacy of shareholders voting on such candidates. The chairman and Executive Officer of Petrobras, Almir Guilherme Barbassa, reaffirmed that the microphone was available for any shareholder to speak out and re-invited the shareholder to personally investigate the process of appointment and voting, allowing to check the ballots with the shareholders names, their nominations and the voting, as well as documents referring to the appointed shareholders mentioned above, in order to clarify such doubts, as it has been done by his lawyer: Walter Luis Bernardes Albertoni, herein to follow the works. Regarding legitimacy for voting items IV e VI of the agenda of this ordinary general meeting, the Chairman recalled that when voting, each shareholder shall comply with the duties imposed by the Brazilian Company Act, when exercising his/her voting right;

-         Shareholder  Ivan Garcia Diniz, applying for representing the minority shareholders in the Board and presenting his proposal for management and governance, to the shareholders in the room;

-         Shareholder  Gilberto Souza Esmeraldo, glad about governance good practices implemented by Petrobras, specially via the relationship with the investors, such relationship is transparent and considering towards the shareholders.

VII. DOCUMENTS FILED IN THE COMPANY’S HEADQUARTERS:

The following documents shall be filed at the Company’s head office, in accordance with and in the form of the set forth in article 130, paragraph 1, subparagraph “a” of Law 6.404/76

-      Ballots filled in by the shareholders or representatives and handed out to the Chairman, with the deliberations on items I to VII of the Agenda and item I of the Agenda of the Special General Meeting;

-      Copy of the voting of Associação dos Engenheiros da Petrobras – AEPET, which was read during the Ordinary General Meeting;

-      Copy of manifest read during the Ordinary General Meeting, by the shareholder: Romano Guido Nello Gaucho Allegro;

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-     Copy of manifest read during the Ordinary General Meeting, by the representative of SINDPETRO/RJ, Emanuel Jorge de Almeida Cancella;

-     Copy of manifest read during the Ordinary General Meeting, by the shareholder Mauro Gentile Rodrigues da Cunha;

-     Manifest of the shareholder Rafael Rodrigues Alves da Costa;

-     Proxy and vote of The Bank of New York ADR Department., an custodian institution of several investment funds abroad, owners of ADRs representing company shares assets represented in these General meetings by Sr. Ralph Figueiredo de Azevedo.

- Proxy and voting ballot of the shareholders registered on the Online General Meeting, represented by their representatives: Rafaela Guedes Monteiro, Verônica Sofia Damasceno and  Paulo Maurício Tinoco de Campos;

-      Proxy and voting ballot of the shareholders BNY Mellon, BNP Paribas, Opportunity, Gap e Credit Suisse, represented by Christiano Marques de Godoy;

-      Proxy and voting ballot of the shareholder Citibank  and others, represented by its representative Anali Penteado Buratin;

-     Proxy and voting ballot of the shareholders HSBC, Schroder, Itaú, Votorantim Asset Management, JP Morgan S.A. and others, represented by its representative Elke Priscila Kamrowski;

-      Proxy and voting ballot of the shareholder Sindpetro/RJ, represented by its representative Emanuel Jorge de Almeida;

-      Proxy and voting ballot of the shareholder Associação dos Engenheiros da Petrobras - AEPET, represented by its representative Fernando Leite Siqueira;

-      Proxy and voting ballot of the shareholder BBDTVM and others, by its representative João Bosco Nogueira Mendes;

-      Proxy and voting ballot of the shareholder FUNCEF  represented by its representative Laila José Antonio Khoury;

-      Proxy and voting ballot of the shareholder BTG Pactual represented by its representative José Pais Rangel;

-      Proxy and voting ballot of the shareholders BNDES Participações S.A. and BNDESPAR, represented by its representative Leonardo José Soares Ferreira;

-      Proxy and voting ballot of the shareholder Santander, represented by its representative Nadia Andreza Oliveira;

-      Proxy and voting ballot of the shareholder Sul America, represented by its representative Rafael Frota Índio do Brasil Ferraz;

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-      Proxy and voting ballot of the shareholder Fundação Petros de Seguridade Social – PETROS, represented by its representative, Sul America Renato de Mello Gomes dos Santos;

-      Proxy and voting ballot of the shareholder Caixa Econômica Federal – CEF and others, represented by its representative, Sandra Rosa Bustelli;

-      Proxy and voting ballot of the shareholder, VIC Distribuidora de Títulos e Valores Mobiliários S.A., represented by its representative, Victor Adler;

-      Proxy and voting ballot of the shareholder Caixa de Previdência dos Funcionários do Banco do Brasil, represented by its representative Vinicius Nascimento Neves;

-      Proxy and voting ballot of the shareholder Pólo Capital and other, represented by its representative Daniel Alves Ferreira;

-      Proxy and voting ballot of the shareholder Rio Bravo and others, represented by its representative Fernando Bevilacqua e Fanchin; and

-      Proxy and voting ballot of the shareholder Cezar Antônio Elias, represented by its representative Ivete Diniz Elias.

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AGO/AGE da PETROBRAS – 19/3/2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2012
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.